Exhibit (a)(5)(A)

NIO Inc. Announces Repurchase Right Notification for
4.50% Convertible Senior Notes due 2024

SHANGHAI, China,  January 3, 2022 — (GLOBE NEWSWIRE) — NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer and a leading company in the premium smart electric vehicle market, today announced that it is notifying holders of its 4.50% Convertible Senior Notes due 2024 (CUSIP No. 62914VAB2; G6525FAA0) (the “Notes”) that pursuant to the Indenture dated as of February 4, 2019 (the “Indenture”) relating to the Notes by and between the Company and The Bank of New York Mellon, as trustee, each holder has the right, at the option of such holder, to require the Company to repurchase all of such holder’s Notes or any portion thereof that is an integral multiple of US$1,000 principal amount for cash on February 1, 2022 (the “Repurchase Right”). The Repurchase Right expires at 5:00 p.m., New York City time, on Friday, January 28, 2022.

As required by rules of the United States Securities and Exchange Commission (the “SEC”), the Company will file a Tender Offer Statement on Schedule TO. In addition, documents specifying the terms, conditions and procedures for exercising the Repurchase Right will be available through the Depository Trust Company and the paying agent, which is The Bank of New York Mellon. None of the Company, its board of directors or its employees has made or is making any representation or recommendation to any holder as to whether to exercise or refrain from exercising the Repurchase Right.

The Repurchase Right entitles each holder of the Notes to require the Company to repurchase all of such holder's Notes or any portion thereof that is an integral multiple of US$1,000 principal amount. The repurchase price for such Notes will be equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding, February 1, 2022, which is the date specified for repurchase in the Indenture (the “Repurchase Date”), subject to the terms and conditions of the Indenture and the Notes. The Repurchase Date is an interest payment date under the terms of the Indenture and the Notes. Accordingly, on February 1, 2022, the Company will pay accrued and unpaid interest on all of the Notes through January 31, 2022, to all holders who were holders of record as of 5:00 p.m., New York City time, on Saturday, January 15, 2022, regardless of whether the Repurchase Right is exercised with respect to such Notes. On the Repurchase Date, there will be no accrued and unpaid interest on the Notes. As of December 30, 2021, there was US$165,291,000.00 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase through exercise of the Repurchase Right, the aggregate cash purchase price will be US$165,291,000.00.

The opportunity for holders of the Notes to exercise the Repurchase Right commences at 9:00 a.m., New York City time today, January 3, 2022, and will terminate at 5:00 p.m., New York City time, on Friday, January 28, 2022. In order to exercise the Repurchase Right, a holder must follow the transmittal procedures set forth in the Company’s Repurchase Right Notice to holders (the “Repurchase Right Notice”), which is available through the Depository Trust Company and The Bank of New York Mellon. Holders may withdraw any previously tendered Notes pursuant to the terms of the Repurchase Right at any time prior to 5:00 p.m., New York City time, on Friday, January 28, 2022, which is the second business day immediately preceding the Repurchase Date, or as otherwise provided by applicable law.

This press release is for information only and is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of an offer to sell the Notes or any other securities of the Company. The offer to purchase the Notes will be only pursuant to, and the Notes may be tendered only in accordance with, the Company’s Repurchase Right Notice dated January 3, 2022 and related documents.

Holders of the Notes should refer to the Indenture for a complete description of repurchase procedures and direct any questions concerning the mechanics of repurchase to the Trustee by contacting CT REORG, The Bank of New York Mellon (Email: CT_Reorg_Unit_Inquiries@bnymellon.com). Holders of Notes may request the Company’s Repurchase Right Notice from the paying agent, at 111 Sanders Creek Pkwy, E. Syracuse, NY 13057, Attention: CT REORG, BNY Mellon, CT_Reorg_Unit_Inquiries@bnymellon.com.

HOLDERS OF NOTES AND OTHER INTERESTED PARTIES ARE URGED TO READ THE COMPANY’S SCHEDULE TO, REPURCHASE RIGHT NOTICE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NIO INC. AND THE REPURCHASE RIGHT.

Materials filed with the SEC will be available electronically without charge at the SEC’s website, http://www.sec.gov. Documents filed with the SEC may also be obtained without charge at the Company’s website, http://ir.nio.com.

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the premium smart electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle. NIO aims to build a community starting with smart electric vehicles to share joy and grow together with users. NIO designs, develops, jointly manufactures and sells premium smart electric vehicles, driving innovations in next-generation technologies in autonomous driving, digital technologies, electric powertrains and batteries. NIO differentiates itself through its continuous technological breakthroughs and innovations, such as its industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as its proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS. NIO launched the ES8, a seven-seater flagship premium smart electric SUV, in December 2017, and began deliveries of the ES8 in June 2018, and its variant, the six-seater ES8, in March 2019. NIO launched the ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and began deliveries of the ES6 in June 2019. NIO launched the EC6, a five-seater premium smart electric coupe SUV, in December 2019, and began deliveries of the EC6 in September 2020. NIO launched the ET7, a flagship premium smart electric sedan, in January 2021. NIO launched the ET5, a mid-size smart electric sedan, in December 2021.

For more information, please visit: http://ir.nio.com
For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO